FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2024.

BBVA

Creando Oportunidades

1Q24
Earnings Release

BBVA Argentina
May 22, 2024

Buenos Aires, Argentina

1Q24 Highlights

Macroeconomic indicators 03/31/2024
YoY Inflation: 287,9%
QoQ Inflation: 51,6%
A 3500 FX Rate: AR$857,42 (+ 6,1 % QoQ, +310,3% YoY)
MPR: 80% APR – 122.36% APY

1Q24 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

-54%
-41%
58,3
73,7
34,2
58,3
34,2
1Q23
4Q23
1Q24
2023
2024

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

-13%
+107%
305,5
724,7
631,2
305,5
631,2
1Q23
4Q23
1Q24
2023
2024

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

-710 bps
-710 bps
2,6%
3,2%
1,6%
2,6%
1,6%
1Q23
4Q23
1Q24
2023
2024

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

-100 bps
-100 bps
13,7%
15,3%
6,6%
13,7%
6,6%
1Q23
4Q23
1Q24
2023
2024

1Q24 Highlights

73.714
36.152
- 3.470
- 137.459
- 4.514
4.500
11.311
- 2.972
- 31.217
88.106
34.151
4Q22 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
1Q23 Net Income

1 Income led by net **interest income**, mainly through inflation linked bonds and REPOs

NET INTEREST INCOME

787.8 bn **+4.8%** QoQ **+54.8%** YoY

FINANCIAL MARGIN

101.0 bn **-57.6%** QoQ **+223%** YoY

2 **Loan loss allowances** improve in the quarter thanks to a good comercial portfolio behavior

LOAN LOSS ALLOWANCES

26.9 bn **-14.1%** QoQ **-15.3%** YoY

3 **Efficiency ratio** under control in spite of sustained levels of inflation in the quarter

OPERATING EXPENSES

309.6 bn **-3.5%** QoQ **+15.4%** YoY

EFFICIENCY RATIO* (%)

65.4% in 1Q24 +1.901 bps QoQ +300 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Quarterly efficiency ratio

1Q24 Highlights

Macroeconomic indicators 03/31/2024
YoY Inflation: 287,9%
QoQ Inflation: 51,6%
A 3500 FX Rate: AR$857,42 (+ 6,1 % QoQ, +310,3% YoY)
MPR: 80% APR – 122.36% APY

1Q24 Earnings Release

Private sector loans
(AR$ billion, INFLATION ADJUSTED)

Commercial segment still gaining momentum

-22%
-13%
3.395
3.039
2.653
45%
55%
51%
49%
53%
47%
1Q23
4Q23
1Q24
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

9.33%	9.85%	10.08%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits
(AR$ billion, INFLATION ADJUSTED)

Decline in sight deposits

-24%
-16%
6.046
5.462
4.611
9%
34%
1%
21%
35%
5%
21%
1%
25%
48%
6%
24%
1%
28%
42%
71%
LOW COST FUNDING
1Q23
4Q23
1Q24
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

6.83%	6.79%	7.37%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

79%	91%	92%

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System NPL* **2.02%**

1,85%
2,00%
2,09%
1,31%
1,29%
1,23%
0,40%
0,32%
0,23%
1Q23
4Q23
1Q24
Retail NPL
Total NPL
Commercial NPL

3,95%
220,30%
165,31%
173,77%
3,73%
3,76%
1Q23
4Q23
1Q24
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Strong organic generation of capital

27,9%
32,8%
35,6%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
1Q23
4Q23
1Q24
Minimum requirement
Additional buffer
Capital ratio

* RPC includes 100% of quarterly results

Public sector exposure under control in a context of low credit activity

9,1%
17,0%
15,9%
22,4%
13,9%
26,5%
1Q23
4Q23
1Q24
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of February 2024, last available information. Excludes BCRA exposure.

1Q24 Highlights
BBVA
1Q24 Earnings Release

Macroeconomic indicators 03/31/2024
YoY Inflation: 287,9%
QoQ Inflation: 51,6%
A 3500 FX Rate: AR$857,42 (+ 6,1 % QoQ, +310,3% YoY)
MPR: 80% APR – 122.36% APY

Transformation

DIGITAL ACTIVE CLIENTS (MILLIONS)

+9%
2,34
2,52
2,55
1Q23
4Q23
1Q24

MOBILE ACTIVE CLIENTS (MILLIONS)

+12%
2,12
2,33
2,38
1Q23
4Q23
1Q24

DIGITAL CLIENT PENETRATION %

62%
62%
1Q23
1Q24

MOBILE CLIENT PENETRATION %

56%
58%
1Q23
1Q24

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

92,2%
92,8%
93,6%
66,1%
69,2%
73,6%
1Q23
4Q23
1Q24
Digital Sales PRV (% Sales)
Digital Sales (% Units)

***Remote** channels with **more participation** than **physical** ones*

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 1Q24

+18%
Web
+71%
Mobile

ACTIVE CLIENTS

IN THOUSANDS

+8%
3.771
4.068
4.087
3.663
107
0,83
3.934
133
0,87
3.953
133
0,87
1Q23
4Q23
1Q24
Retail
SMEs
CIB

NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

153
151
148
76%
78%
81%
DIGITAL ACQUISITION
+453bps
1Q23 vs. 1Q24
1Q23
4Q23
1Q24

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Active clients: holders of at least one active product. An active product is in most cases a product with at least "one movement" in the last 3 months, or a minimum balance. CIB clients had a change in perimeter as of 1Q24.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces First Quarter 2024 results

Buenos Aires, May 22, 2024 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q24), ended on March 31, 2024.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2023 and 2024 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2024.

1Q24 Highlights

•	BBVA Argentina’s inflation adjusted net income in 1Q24 was $34.2 billion, 53.7% lower than the $73.7 billion reported on the fourth quarter of 2023 (4Q23), and 41.4% lower than the $58.3 billion reported on the first quarter of 2023 (1Q23).
•	In 1Q24, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.6% and an inflation adjusted average return on equity (ROAE) of 6.6%.
•	Operating income in 1Q24 was $631.2 billion, 12.9% lower than the $724.7 billion recorded in 4Q23 and 106.6% over the $305.5 billion recorded in 1Q23.
•	In terms of activity, total consolidated financing to the private sector in 1Q24 totaled $2.7 trillion, falling 12.7% in real terms compared to 4Q23, and 21.9% compared to 1Q23. In the quarter, the variation was mainly driven by a decline in credit cards by 17.9%, in discounted instruments by 27.1% and in other loans by 19.7%. This was offset by an increase in prefinancing and financing of exports by 26.0%. BBVA’s consolidated market share of private sector loans reached 10.08% as of 1Q24.
•	Total consolidated deposits in 1Q24 totaled $4.8 trillion, decreasing 13.5% in real terms during the quarter, and 21.7% YoY. Quarterly decrease was mainly explained by a fall by 25.3% and 8.1% in savings and checking accounts respectively. The Bank’s consolidated market share of private deposits reached 7.37% as of 1Q24.
•	As of 1Q24, the non-performing loan ratio (NPL) reached 1.23%, with a 173.77% coverage ratio.
•	The accumulated efficiency ratio in 1Q24 was 65.4%, deteriorating compared to 4Q23’s 58.6%, and to 1Q23’s 62.4%.
•	As of 1Q24, BBVA Argentina reached a regulatory capital ratio of 35.6%, entailing a $1.4 trillion or 336.0% excess over minimum regulatory requirement. Tier I ratio was 35.6%.
•	Total liquid assets represented 91.9% of the Bank’s total deposits as of 1Q24.

Message from the CFO

“The new Milei government substantially modified the economic policy framework, and focused its efforts on a strong fiscal and monetary adjustment to reduce inflation. The reduction of fiscal deficit in the first months of the year, the relative currency stability observed after the significant depreciation of the Argentinean peso in December 2023 in a context of accumulation of international reserves, and the contraction of economic activity, have allowed a recent moderation of the inflation measured monthly, which, however, still remains high.

1

In spite of the uncertainty and related risks, it is likely, according to BBVA Research, that these factors could set the bases for an inflation slowdown in the following months. This would eventually be complemented by additional measures in the context of the release of a more integral stabilization program. BBVA Research estimates annual inflation will end close to 155% (re-estimated from 175%, and versus 211% by the end of 2023), and that GDP will drop around 4.0% this year (versus a 1.6% fall in 2023). It is important to mention that interest rates have fallen quicker than expected, and it is expected that they should drop further as inflation continues to decline.

As of March 2024, private credit in pesos for the system grew 171% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 193%[1]. Neither the System, nor Bank’s YoY loan growth exceeded that of inflation (which reached 287.9% YoY as of March 2024). Nonetheless, BBVA Argentina´s consolidated market share increased 75 bps from 9.33% to 10.08% YoY, exceeding the two digit mark for the first time in more than a decade. Regarding consolidated private deposits, the system grew 173% while the Bank grew 194%, without beating inflation in the year in both cases. Consolidated market share of private deposits was 7.37%, higher than the 6.83% recorded in the prior year.

Regarding BBVA Argentina, as of April 26 2024, the Board named Jorge Bledel as the company CEO (ad-referendum of the approval of the BCRA). Jorge Bledel has worked for more than 20 years in the BBVA Group, where he has taken different roles and responsible positions. In Argentina, he was responsible for the innovation and business models, as well as business development. Up to now, he had been the head at Openpay – a startup acquired in 2017 by BBVA and is present in Mexico, Colombia, Peru and Argentina- and was responsible for the South America Client Solutions department. From this place, Jorge has been a key asset in the continuous boost of digital transformation of the different banks in South America, and of sustainable business growth.

As of this date, the Bank has announced the payment of dividends in 3 installments in cash or kind. The total amount due will be $264.2 billion, inflation adjusted as of December 31, 2023, and pursuant to BCRA law it must be updated to the current currency value of each payment date.

In relation to BBVA Argentina performance in the first quarter of 2024, operating income was the product of lower operating expenses, although denoting a decline in operating income, by contrast with the results in 4Q23, mostly generated by extraordinary results due to the devaluation of the peso versus the U.S. dollar in December 2023, and the inherent seasonality of the first quarter of the year.

On the other hand, as of March 2024, BBVA Argentina reached a private deposit NPL of 1.23%, way below the 2.00% ratio of the System, last available indicator as of February 2024. Concerning liquidity and solvency indicators, the Bank ends the quarter with 91.9% and 35.6% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

On digitalization, our service offering has evolved in such way that by the end of March 2024, mobile monetary transactions increased 71% compared to the same period a year back. In the quarter, new client acquisition through digital channels over traditional ones was 81%, while in March 2023 it was 76%.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

1 Source: BCRA capital balances as of the last day of each period. Siscen information as of March 31, 2024.

2

Carmen Morillo Arroyo, CFO at BBVA Argentina

1Q24 Conference Call

Thursday, May 23 - 12:00 p.m. Buenos Aires time (11:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference code: BBVA

Webcast & Replay: click here

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Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Net Interest Income	787,768	751,616	508,840	4.8%	54.8%
Net Fee Income	50,504	53,974	43,933	(6.4%)	15.0%
Net income from measurement of financial instruments at fair value through P&L	27,871	(105,662)	27,065	126.4%	3.0%
Net income from write-down of assets at amortized cost and at fair value through OCI	62,924	44,764	149	40.6%	n.m
Foreign exchange and gold gains	10,230	299,382	4,091	(96.6%)	150.1%
Other operating income	28,384	32,898	21,301	(13.7%)	33.3%
Loan loss allowances	(26,880)	(31,380)	(31,719)	14.3%	15.3%
Net operating income	940,801	1,045,592	573,660	(10.0%)	64.0%
Personnel benefits	(89,808)	(101,160)	(85,535)	11.2%	(5.0%)
Adminsitrative expenses	(103,265)	(77,567)	(93,009)	(33.1%)	(11.0%)
Depreciation and amortization	(10,280)	(11,440)	(10,939)	10.1%	6.0%
Other operating expenses	(106,264)	(130,761)	(78,704)	18.7%	(35.0%)
Operarting expenses	(309,617)	(320,928)	(268,187)	3.5%	(15.4%)
Operating income	631,184	724,664	305,473	(12.9%)	106.6%
Income from associates	(2,885)	87	(233)	n.m	n.m
Income from net monetary position	(570,232)	(539,015)	(220,293)	(5.8%)	(158.9%)
Net income before income tax	58,067	185,736	84,947	(68.7%)	(31.6%)
Income tax	(23,916)	(112,022)	(26,692)	78.7%	10.4%
Net income for the period	34,151	73,714	58,255	(53.7%)	(41.4%)
Owners of the parent	34,777	74,619	58,292	(53.4%)	(40.3%)
Non-controlling interests	(626)	(905)	(37)	30.8%	n.m

Other comprehensive Income (OCI) (1)	(68,619)	308,403	(2,499)	(122.2%)	n.m
Total comprehensive income	(34,468)	382,117	55,756	(109.0%)	(161.8%)

(1) Net of Income Tax.

BBVA Argentina 1Q24 net income was $34.2 billion, decreasing 53.7% or $39.6 billion quarter-over-quarter (QoQ) and 41.4% or $24.1 billion year-over-year (YoY). This implied a quarterly ROAE of 6.6% and a quarterly ROAA of 1.6%.

Quarterly operating results are mainly explained by a lower operating income, mainly due to lower income from foreign exchange and gold gains, particularly in contrast to 4Q23’s extraordinary results which were impacted by the devaluation of the Argentina Peso versus the U.S. dollar. This was offset by (i) better results from income from measurement of financial instruments at fair value (FV) through P&L, also by contrast with the results in 4Q23 where a loss was recorded due to the Dual Bonds valuation, (ii) better net income from write-down of assets at amortized cost and at FV through Other Comprehensive Income (OCI) mainly due to the sale of inflation linked bonds (through the exercise of put options with the BCRA), and (iii) lower personnel benefit and other operating expenses.

Net Income for the period was highly impacted by income from net monetary position. In spite of inflation being slightly lower in the 1Q24 than in 4Q23 (51.6% in 1Q24 vs. 53.3% in 4Q23[2]), the increase in the monetary position in 1Q24 versus 4Q23 more than proportionally offset the mentioned decrease in inflation. Such increment was impacted by a higher value of public securities in 4Q23, especially under the FV through OCI valuation criteria.

2 Source: Instituto Nacional de Estadística y Censos (INDEC).

5

Lastly, the OCI line totaled a loss of $68.6 billion, mainly due to results of financial instruments at fair value through OCI, particularly through the revaluation of inflation-linked (CER) National Treasury bond portfolio.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	34,777	74,619	58,292	(53.4%)	(40.3%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	3,068.6	1,775.3	537.7	72.9%	470.7%
Closing price of ADS at NYSE (in USD)	8.5	5.4	3.9	55.9%	116.3%
Book value per share (in AR$)	3,467.93	2,324.33	750.39	49.2%	362.1%
Price-to-book ratio (BYMA price) (%)	88.49	76.38	71.66	15.9%	23.5%
Earnings per share (in AR$)	56.76	121.79	95.14	(53.4%)	(40.3%)
Earnings per ADS(2) (in AR$)	170.28	365.36	285.41	(53.4%)	(40.3%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

6

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Net Interest Income	787,768	751,616	508,840	4.8%	54.8%
Interest Income	1,276,536	1,333,722	966,560	(4.3%)	32.1%
From government securities	56,206	321,446	408,907	(82.5%)	(86.3%)
From private securities	1,409	1,412	853	(0.2%)	65.2%
Interest from loans and other financing	411,447	508,830	369,193	(19.1%)	11.4%
Financial Sector	3,230	4,050	2,000	(20.2%)	61.5%
Overdrafts	69,858	64,620	67,055	8.1%	4.2%
Discounted Instruments	138,839	183,903	74,811	(24.5%)	85.6%
Mortgage loans	1,030	1,649	4,134	(37.5%)	(75.1%)
Pledge loans	9,485	13,986	13,312	(32.2%)	(28.7%)
Consumer Loans	39,946	51,379	47,032	(22.3%)	(15.1%)
Credit Cards	91,175	114,198	101,868	(20.2%)	(10.5%)
Financial leases	2,733	3,770	3,413	(27.5%)	(19.9%)
Loans for the prefinancing and financing of exports	1,278	1,647	599	(22.4%)	113.4%
Other loans	53,873	69,628	54,969	(22.6%)	(2.0%)
Premiums on reverse REPO transactions	457,401	243,448	67,961	87.9%	n.m
CER/UVA clause adjustment	348,994	257,550	118,866	35.5%	193.6%
Other interest income	1,079	1,036	780	4.2%	38.3%
Interest expenses	488,768	582,106	457,720	(16.0%)	6.8%
Deposits	434,640	554,718	430,336	(21.6%)	1.0%
Checking accounts	199,882	136,741	49,223	46.2%	306.1%
Savings accounts	5,258	3,764	1,969	39.7%	167.0%
Time deposits	156,604	336,621	299,460	(53.5%)	(47.7%)
Investment accounts	72,896	77,592	79,684	(6.1%)	(8.5%)
Other liabilities from financial transactions	3,457	5,476	722	(36.9%)	378.8%
Interfinancial loans received	8,440	9,661	8,105	(12.6%)	4.1%
Premiums on REPO transactions	-	3	-	(100.0%)	N/A
CER/UVA clause adjustment	42,231	12,247	18,554	244.8%	127.6%
Other interest expense	-	1	3	(100.0%)	(100.0%)

Net interest income for 1Q24 was $787.8 billion, increasing 4.8% or $36.2 billion QoQ, and 54.8% or $278.9 billion YoY. In 1Q24, interest income decreased less than interest expense in monetary terms. The former due to lower income from public securities, and the latter due to lower expenses on time deposits and investment accounts.

In 1Q24, interest income totaled $1.3 trillion, falling 4.3% compared to 4Q23 and increasing 32.1% compared to 1Q23. Quarterly decrease is mainly driven (i) lower income from government securities, explained by the termination of the issuance of LELIQ by the Central Bank in December 2023 reducing its volume on year end, and (ii) lower income from loans, mainly discounted instruments, credit cards and other loans, the latter affected by the fall in floorplanning. This was partially offset by (i) a better income from REPO premiums, at a lower rate than that accrued by LELIQ, and (ii) income from inflation linked bonds.

7

Income from government securities decreased 82.5% compared to 4Q23, and 86.3% compared to 1Q23. This is partially due to the lower average position in LELIQ, as previously explained. 87% of these results are explained by government securities at fair value through OCI (of which 99% are Sovereign Treasury securities) and 13% by securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

Interest income from loans and other financing totaled $411.4 billion, decreasing 19.1% QoQ and increasing 11.4% YoY. Quarterly decline is mainly due to a decrease in average rates, and lower activity, in line with the first quarter of the year’s seasonality.

Income from CER/UVA adjustments increased 35.5% QoQ and 193.6% YoY. Quarterly increase is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation similar to the previous quarter. 81% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $488.8 billion, denoting a 16.0% decrease QoQ and a 6.8% increase YoY. Quarterly decline is described by lower time deposit and investment account expenses (de-regulation of the minimum rate) and a lower volume.

Interests from time deposits (including investment accounts) explain 47.0% of interest expenses, versus 71.2% the previous quarter. These decreased 53.5% QoQ and 47.7% YoY.

NIM

As of 1Q24, net interest margin (NIM) was 56.1%, above the 50.0% reported in 4Q23. In 1Q24, NIM in pesos was 62.7% and 1.2% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q24			4Q23			1Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	5,634,900	1,276,536	90.9%	5,962,755	1,333,722	88.7%	6,589,751	966,560	59.5%
Debt securities	3,087,009	796,706	103.5%	2,816,442	771,355	108.7%	3,303,092	562,920	69.1%
Loans to customers/financial institutions	2,449,172	479,815	78.6%	2,944,063	562,358	75.8%	3,176,705	403,605	51.5%
Loans to the BCRA	120	6	20.1%	312	6	7.7%	8	31	1622.2%
Other assets	98,599	9	0.0%	201,937	3	0.0%	109,945	4	0.0%
Total non interest-earning assets	2,329,953	-	0.0%	2,028,453	-	0.0%	2,265,252	-	0.0%
Total Assets	7,964,853	1,276,536	64.3%	7,991,207	1,333,722	66.2%	8,855,003	966,560	44.3%
Total interest-bearing liabilities	3,749,919	488,768	52.3%	3,622,063	582,106	63.8%	4,531,958	457,720	41.0%
Savings accounts	1,501,695	5,259	1.4%	1,424,579	3,763	1.0%	1,658,532	1,970	0.5%
Time deposits and investment accounts	1,101,010	271,731	99.0%	1,534,129	426,459	110.3%	2,429,204	397,697	66.4%
Debt securities issued	11,224	3,312	118.4%	16,010	5,155	127.8%	171	198	470.1%
Other liabilities	1,135,990	208,466	73.6%	647,345	146,729	89.9%	444,052	57,855	52.8%
Total non-interest-bearing liabilities	4,214,934	-	0.0%	4,369,144	-	0.0%	4,323,044	-	0.0%
Total liabilities and equity	7,964,853	488,768	24.6%	7,991,207	582,106	28.9%	8,855,003	457,720	21.0%

NIM - Total			56.1%			50.0%			31.3%
Spread - Total			38.6%			25.0%			18.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
8

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q24			4Q23			1Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	5,023,700	1,274,493	101.8%	5,396,094	1,331,305	97.9%	6,354,594	965,214	61.6%
Debt securities	2,751,688	796,626	116.1%	2,461,224	771,246	124.3%	3,264,073	562,753	69.9%
Loans to customers/financial institutions	2,180,963	477,861	87.9%	2,739,759	560,053	81.1%	2,982,375	402,430	54.7%
Loans to the BCRA	118	6	20.4%	311	6	7.7%	4	31	3244.4%
Other assets	90,931	-	0.0%	194,801	-	0.0%	108,142	-	0.0%
Total non interest-earning assets	925,189	-	0.0%	1,037,275	-	0.0%	1,058,805	-	0.0%
Total Assets	5,948,889	1,274,493	85.9%	6,433,369	1,331,305	82.1%	7,413,398	965,214	52.8%
Total interest-bearing liabilities	2,642,378	488,621	74.2%	2,814,022	581,825	82.0%	3,572,394	457,534	51.9%
Savings accounts	542,477	5,240	3.9%	731,628	3,750	2.0%	825,886	1,955	1.0%
Time deposits and Investment accounts	954,424	271,674	114.2%	1,423,401	426,410	118.9%	2,311,156	397,643	69.8%
Debt securities issued	11,224	3,312	118.4%	16,010	5,155	127.8%	171	198	470.1%
Other liabilities	1,134,253	208,395	73.7%	642,983	146,511	90.4%	435,181	57,738	53.8%
Total non-interest-bearing liabilities	3,539,899	-	0.0%	3,873,979	-	0.0%	3,833,166	-	0.0%
Total liabilities and equity	6,182,277	488,621	31.7%	6,688,001	581,825	34.5%	7,405,560	457,534	25.1%

NIM - AR$			62.7%			55.1%			32.4%
Spread - AR$			27.6%			15.9%			9.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q24			4Q23			1Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	611,200	2,043	1.3%	566,661	2,417	1.7%	235,157	1,346	2.3%
Debt securities	335,321	80	0.1%	355,218	109	0.1%	39,020	167	1.7%
Loans to customers/financial institutions	268,209	1,954	2.9%	204,304	2,305	4.5%	194,330	1,175	2.5%
Loans to the BCRA	2	-	0.0%	2	-	0.0%	4	-	0.0%
Other assets	7,668	9	0.5%	7,137	3	0.2%	1,804	4	0.9%
Total non interest-earning assets	1,404,764	-	0.0%	991,177	-	0.0%	1,206,447	-	0.0%
Total Assets	2,015,964	2,043	0.4%	1,557,838	2,417	0.6%	1,441,604	1,346	0.4%
Total interest-bearing liabilities	1,107,541	147	0.1%	808,041	281	0.1%	959,565	186	0.1%
Savings accounts	959,218	19	0.0%	692,951	14	0.0%	832,646	16	0.0%
Time deposits and Investment accounts	146,586	57	0.2%	110,728	49	0.2%	118,048	54	0.2%
Other liabilities	1,737	71	16.4%	4,362	218	19.9%	8,871	116	5.3%
Total non-interest-bearing liabilities	675,035	-	0.0%	495,165	-	0.0%	489,879	-	0.0%
Total liabilities and equity	1,782,576	147	0.0%	1,303,206	281	0.1%	1,449,443	186	0.1%

NIM - Foreign currency			1.2%			1.5%			2.0%
Spread - Foreign currency			1.3%			1.6%			2.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
9

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Net Fee Income	50,504	53,974	43,933	(6.4%)	15.0%
Fee Income	91,087	107,271	85,246	(15.1%)	6.9%
Linked to liabilities	23,125	27,009	34,950	(14.4%)	(33.8%)
From credit cards (1)	46,524	56,236	31,668	(17.3%)	46.9%
Linked to loans	9,615	11,836	9,442	(18.8%)	1.8%
From insurance	3,300	3,378	3,755	(2.3%)	(12.1%)
From foreign trade and foreign currency transactions	5,115	4,188	3,917	22.1%	30.6%
Other fee income	3,357	4,426	1,514	(24.2%)	121.7%
Linked to loan commitments	51	198	-	(74.2%)	N/A
From guarantees granted	64	50	25	28.0%	156.0%
Linked to securities	3,293	4,376	1,489	(24.7%)	121.2%
Fee expenses	40,583	53,297	41,313	(23.9%)	(1.8%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 1Q24 totaled $50.5 billion, falling 6.4% or $3.5 billion QoQ and increasing 15.0% or $6.6 billion YoY.

In 1Q24, fee income totaled $91.1 billion, falling 15.1% QoQ and increasing 6.9% YoY. In spite of a general quarterly decline on all lines, the decrease is mainly explained by fees from credit cards, which falls 17.3%, and fees linked to liabilities, which fell 14.4%.Regarding the former, apart from being impacted by expenses related to the Puntos BBVA loyalty program, it was also affected by a decrease in activity and consumption. Regarding fees linked to liabilities, an increase in fees from account maintenance and bundles did not compensate for the fall in activity.

On the side of fee expenses, these totaled $40.6 billion, falling 23.9% QoQ and 1.8% YoY. Lower expenses are explained by lower activity, plus the contrast with high seasonal fee expenses in 4T23. Additionally, there was a decrease in fees linked to payroll marketing campaigns.

10

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Net Income from financial instruments at FV through P&L	27,871	(105,662)	27,065	126.4%	3.0%
Income from government securities	34,905	(136,757)	22,156	125.5%	57.5%
Income from private securities	259	1,285	2,489	(79.8%)	(89.6%)
Interest rate swaps	-	(4)	85	100.0%	(100.0%)
Income from foreign currency forward transactions	(6,780)	29,678	2,440	(122.8%)	(377.9%)
Income from put option long position	(611)	(421)	(105)	(45.1%)	(481.9%)
Income from corporate bonds	96	557	-	(82.8%)	N/A
Other	2	-	-	N/A	N/A

In 1Q24, net income from financial instruments at fair value (FV) through P&L was $27.9 billion, increasing 126.4% or $133.5 billion QoQ and 3.0% or $805 million YoY.

Quarterly results are mainly explained by an increase in the income from government securities line item, due to the valuation of sovereign bonds at fair value through P&L, in addition to the contrast versus the previous quarter, where a loss due to the valuation of the sovereign Dual Bonds was recorded, product of a strong devaluation of the local currency in December 2023.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	10,230	299,382	4,091	(96.6%)	150.1%
From foreign exchange position	3,549	283,007	(8,939)	(98.7%)	139.7%
Income from purchase-sale of foreign currency	6,681	16,375	13,030	(59.2%)	(48.7%)
Net income from financial instruments at FV through P&L (2)	(6,780)	29,678	2,440	(122.8%)	(377.9%)
Income from foreign currency forward transactions	(6,780)	29,678	2,440	(122.8%)	(377.9%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	3,450	329,060	6,531	(99.0%)	(47.2%)

In 1Q24, the total differences in quoted prices of gold and foreign currency showed profit for $3.4 billion, falling 99.0% or $325.6 billion compared to 4Q23.

The quarterly decrease in foreign exchange and gold gains is mainly explained by a lower result from income from foreign exchange position, in contrast with the extraordinary results recorded in 4Q23, mainly due to Dual bonds.

11

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Operating Income	28,384	32,898	21,301	(13.7%)	33.3%
Rental of safe deposit boxes (1)	2,766	3,096	2,652	(10.7%)	4.3%
Adjustments and interest on miscellaneous receivables (1)	13,728	13,992	7,998	(1.9%)	71.6%
Punitive interest (1)	960	1,039	856	(7.6%)	12.1%
Loans recovered	1,474	3,480	2,529	(57.6%)	(41.7%)
Fee income from credit and debit cards (1)	1,930	1,798	1,848	7.3%	4.4%
Fee expenses recovery	709	942	850	(24.7%)	(16.6%)
Rents	1,126	820	952	37.3%	18.3%
Sindicated transaction fees	273	338	389	(19.2%)	(29.8%)
Disaffected provisions	243	807	313	(69.9%)	(22.4%)
Other Operating Income(2)	5,175	6,586	2,914	(21.4%)	77.6%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q24 other operating income totaled $28.4 billion, falling 13.7% or $4.5 billion QoQ, and increasing 33.3% or $7.1 billion YoY. Quarterly decrease is partially explained by a 57.6% fall in the Loans recovered line item, in addition to a 21.4% decline in the other operating income line, the latter due to the recovery generated by the provision of the valuation of bonds used to make dividend payments during 2023, considering the volatility in those bonds’ price.

12

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	193,073	178,727	178,544	8.0%	8.1%
Personnel Benefits (1)	89,808	101,160	85,535	(11.2%)	5.0%
Salaries	48,449	44,406	49,930	9.1%	(3.0%)
Social security withholdings and collections	15,743	17,478	14,528	(9.9%)	8.4%
Personnel compensation and bonuses	1,188	4,056	2,032	(70.7%)	(41.5%)
Personnel services	1,515	2,424	1,352	(37.5%)	12.1%
Other	22,913	32,796	17,693	(24.5%)	29.5%
Administrative expenses (1)	103,265	77,567	93,009	33.1%	11.0%
Travel expenses	659	572	464	15.2%	42.0%
Outsourced administrative expenses	12,716	10,168	10,296	25.1%	23.5%
Security services	2,812	2,077	2,127	35.4%	32.2%
Fees to Bank Directors and Supervisory Committee	108	199	93	(45.7%)	16.1%
Other fees	2,800	2,093	2,525	33.8%	10.9%
Insurance	711	784	737	(9.3%)	(3.5%)
Rent	15,152	7,203	13,561	110.4%	11.7%
Stationery and supplies	146	161	94	(9.3%)	55.3%
Electricity and communications	3,366	3,413	3,156	(1.4%)	6.7%
Advertising	7,074	4,548	6,005	55.5%	17.8%
Taxes	24,059	21,968	18,735	9.5%	28.4%
Maintenance costs	8,271	8,511	8,188	(2.8%)	1.0%
Armored transportation services	7,450	8,079	7,865	(7.8%)	(5.3%)
Software	6,824	(1,542)	10,582	n.m	(35.5%)
Document distribution	4,867	2,538	2,684	91.8%	81.3%
Commercial reports	1,908	1,433	2,939	33.1%	(35.1%)
Other administrative expenses	4,342	5,362	2,958	(19.0%)	46.8%

Headcount*
BBVA (Bank)	5,976	5,918	5,863	58	113
Subsidiaries (2)	92	91	94	1	(2)
Total employees*	6,068	6,009	5,957	59	111
In branches**	3,734	3,795	1,919	(61)	1,815
At Main office	2,245	2,214	4,038	31	(1,793)

Total branches***	242	243	243	(1)	(1)
Own	111	112	113	(1)	(2)
Rented	131	131	130	-	1
				-
Efficiency Ratio
Efficiency ratio	65.4%	46.4%	62.4%	(3,602)bps	(665)bps
Accumulated Efficiency Ratio	65.4%	58.6%	62.4%	(522)bps	(536)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

13

During 1Q24, personnel benefits and administrative expenses totaled $193.1 billion, increasing 8.0% or $14.3 billion compared to 4Q23, and increasing 8.1% or $14.5 billion compared to 1Q23 in real terms.

Personnel benefits decreased 11.2% QoQ, and increased 5.0% YoY. The quarterly change is mainly explained by the contrast with the inflation adjustment of vacation stock provisions and variable compensations recorded in 4Q23, plus wage negotiations with the Unions that matched inflation during the first quarter of 2024.

As of 1Q24, administrative expenses grew 33.1% QoQ, and 11.0% YoY. This is maily explained by (i) outsourced administrative expenses, (ii) rent, (iii) software services, (iv) advertising and (v) document distribution expenses. The first three were related to an increase in the amount and price in foreign currency of services contracted with the Parent company.

The quarterly efficiency ratio as of 1Q24 was 65.4%, above the 46.4% reported in 4Q23, and the 62.4% reported in 1Q23. The quarterly increase is explained by an increase in the numerator (expenses) while the denominator (income considering monetary position results) decreased, especially due to lower interest income and the impact of inflation on the monetary position.

The accumulated efficiency ratio as of 1Q24 was 65.4%, above the 58.6% reported in 4Q23, and the 62.4% reported in 1Q23. The deterioration in this ratio is due to an increase in expenses, but especially due to the significant increase in the net monetary position results due to high inflation.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Other Operating Expenses	106,264	130,761	78,704	(18.7%)	35.0%
Turnover tax	60,617	91,614	60,660	(33.8%)	(0.1%)
Initial loss of loans below market rate	3,093	7,803	3,867	(60.4%)	(20.0%)
Contribution to the Deposit Guarantee Fund (SEDESA)	1,645	1,939	2,272	(15.2%)	(27.6%)
Interest on liabilities from financial lease	739	726	666	1.8%	11.0%
Other allowances	34,571	17,745	6,062	94.8%	470.3%
Loss for sale or depreciation of investment property and other non financial assets	-	361	-	(100.0%)	N/A
Claims	511	916	1,068	(44.2%)	(52.2%)
Other operating expenses	5,088	9,657	4,109	(47.3%)	23.8%

In 1Q24, other operating expenses totaled $86.2 billion, decreasing 18.7% or $24.5 billion QoQ, and increasing 35.0% or $27.6 billion YoY.

The key factor explaining the quarterly fall is in the turnover tax line item and in other operating expenses. Turnover tax decreased 33.8% due to a lower monetary policy rate and lower activity.

14

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q24, a loss of $2.9 billion has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first three months of 2024 recorded a loss of $23.9 billion, matching the figures of the quarter. The three month accumulated effective tax rate in 2024 was 41%[3].

Accumulated income tax during the first three months of 2023 recorded a loss of only $26.7 billion, implying an effective tax rate of 31%.

3 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

15

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
To the public sector	65	220	11	(70.5%)	490.9%
To the financial sector	17,831	24,915	20,919	(28.4%)	(14.8%)
Non-financial private sector and residents abroad	2,652,619	3,039,018	3,395,087	(12.7%)	(21.9%)
Non-financial private sector and residents abroad - AR$	2,289,311	2,732,295	3,206,164	(16.2%)	(28.6%)
Overdrafts	323,509	267,617	417,498	20.9%	(22.5%)
Discounted instruments	514,205	702,771	558,996	(26.8%)	(8.0%)
Mortgage loans	125,697	120,395	169,578	4.4%	(25.9%)
Pledge loans	42,407	67,222	105,273	(36.9%)	(59.7%)
Consumer loans	199,943	230,192	356,291	(13.1%)	(43.9%)
Credit cards	845,550	1,033,533	1,214,818	(18.2%)	(30.4%)
Receivables from financial leases	13,498	19,118	27,156	(29.4%)	(50.3%)
Other loans	224,502	291,447	356,554	(23.0%)	(37.0%)
Non-financial private sector and residents abroad - Foreign Currency	363,308	306,723	188,923	18.4%	92.3%
Overdrafts	9	19	30	(52.6%)	(70.0%)
Discounted instruments	902	4,236	3,104	(78.7%)	(70.9%)
Credit cards	29,582	31,849	29,786	(7.1%)	(0.7%)
Receivables from financial leases	94	168	352	(44.0%)	(73.3%)
Loans for the prefinancing and financing of exports	292,688	232,286	126,675	26.0%	131.1%
Other loans	40,033	38,165	28,976	4.9%	38.2%

% of total loans to Private sector in AR$	86.3%	89.9%	94.4%	(360)bps	(813)bps
% of total loans to Private sector in Foreign Currency	13.7%	10.1%	5.6%	360 bps	813 bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	52.3%	53.5%	56.2%	(121)bps	(397)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	2.1%	1.3%	1.7%	77 bps	41 bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.1%	0.4%	(3)bps	(39)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.0%	0.1%	0 bps	(8)bps

Total loans and other financing	2,670,515	3,064,153	3,416,017	(12.8%)	(21.8%)
Allowances	(59,869)	(68,869)	(104,149)	13.1%	42.5%
Total net loans and other financing	2,610,646	2,995,284	3,311,868	(12.8%)	(21.2%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
FX rate*	857.42	808.48	208.99	6.1%	310.3%
Non-financial private sector and residents abroad - Foreign Currency (USD)	424	250	233	69.3%	81.9%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Private sector loans as of 1Q24 totaled $2.7 trillion, decreasing 12.7% or $386.4 billion QoQ, and 21.9% or $742.5 billion YoY.

16

Loans to the private sector in pesos fell 16.2% in 1Q24, and 28.6% YoY. During the quarter, the decrease was especially driven by a lower generalized seasonality, but in particular, an 18.2% fall in credit cards, followed by a 26.8% fall in discounted instruments, and a 23.0% fall in other loans (mainly due to floorplanning). The decrease was partially offset by a 20.9% increase in overdrafts, mostly due to their short duration.

Loans to the private sector denominated in foreign currency increased 18.4% QoQ and 92.3% YoY. Quarterly increase is mainly explained by a 26.0% growth in financing and prefinancing of exports. Loans to the private sector in foreign currency measured in U.S. dollars increased 69.3% QoQ and 81.9% YoY. The depreciation of the argentine peso versus the U.S. dollar was 5.7% QoQ and 75.6% YoY[4].

In 1Q24, total loans and other financing totaled $2.7 trillion, declining 12.8% QoQ and 21.8% compared to 1Q23.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	1,243,179	1,483,191	1,875,746	(16.2%)	(33.7%)
Mortgage loans	125,697	120,395	169,578	4.4%	(25.9%)
Pledge loans	42,407	67,222	105,273	(36.9%)	(59.7%)
Consumer loans	199,943	230,192	356,291	(13.1%)	(43.9%)
Credit cards	875,132	1,065,382	1,244,604	(17.9%)	(29.7%)
Non-financial private sector and residents abroad - Commercial	1,409,440	1,555,827	1,519,341	(9.4%)	(7.2%)
Overdrafts	323,518	267,636	417,528	20.9%	(22.5%)
Discounted instruments	515,107	707,007	562,100	(27.1%)	(8.4%)
Receivables from financial leases	13,592	19,286	27,508	(29.5%)	(50.6%)
Loans for the prefinancing and financing of exports	292,688	232,286	126,675	26.0%	131.1%
Other loans	264,535	329,612	385,530	(19.7%)	(31.4%)

% of total loans to Retail sector	46.9%	48.8%	55.2%	(194)bps	(838)bps
% of total loans to Commercial sector	53.1%	51.2%	44.8%	194 bps	838 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) fell 16.2% QoQ and 33.7% YoY in real terms. During the quarter the main decline is in credit cards by 17.9% and pledge loans by 36.9%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) decreased 9.4% QoQ and 7.2% YoY, both in real terms. In the quarter, the greatest declines are in discounted instruments by 15.4%, offset by an increase in loans for the prefinancing and financing of exports by 26.0%.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the first quarter of 2024, which reached 51.6%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 27.1%, 37.4% and 32.1% respectively during the quarter, in no case surpassing quarterly inflation levels.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

17

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	1,243,179	978,218	483,605	27.1%	157.1%
Non-financial private sector and residents abroad - Commercial	1,409,440	1,026,124	391,718	37.4%	259.8%
Total loans and other financing (1)	2,670,515	2,020,919	880,719	32.1%	203.2%
(1) Does not include allowances

As of 1Q24, the total loans and other financing over deposits ratio was 55.9%, above the 55.5% recorded in 4Q23 and lower than the 56.0% in 1Q23.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Private sector loans - Bank	9.45%	9.12%	8.46%	33 bps	99 bps
Private sector loans - Consolidated*	10.08%	9.85%	9.33%	23 bps	75 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.00%	0.01%	0.00%	n.m.	n.m.
Financial Sector	0.67%	0.81%	0.61%	(15)bps	6 bps
Agricultural and Livestock	5.02%	4.91%	4.68%	11 bps	34 bps
Mining products	5.86%	7.34%	2.91%	(148)bps	295 bps
Other manufacturing	11.13%	11.62%	11.22%	(49)bps	(9)bps
Electricity, oil,water and sanitary services	1.01%	0.54%	0.61%	47 bps	40 bps
Wholesale and retail trade	8.77%	8.18%	6.15%	59 bps	262 bps
Transport	1.20%	1.66%	1.89%	(45)bps	(69)bps
Services	2.42%	1.85%	2.47%	57 bps	(5)bps
Others	17.54%	15.23%	16.03%	231 bps	151 bps
Construction	0.54%	0.64%	0.72%	(10)bps	(18)bps
Consumer	45.83%	47.22%	52.70%	(138)bps	(686)bps
Total gross loans and other financing	100%	100%	100%

18

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Commercial non-performing portfolio (1)	3,032	4,337	5,298	(30.1%)	(42.8%)
Total commercial portfolio	1,305,626	1,372,303	1,327,758	(4.9%)	(1.7%)
Commercial non-performing portfolio / Total commercial portfolio	0.23%	0.32%	0.40%	(8)pbs	(17)pbs
Retail non-performing portfolio (1)	31,421	37,324	41,979	(15.8%)	(25.2%)
Total retail portfolio	1,503,547	1,867,014	2,273,540	(19.5%)	(33.9%)
Retail non-performing portfolio / Total retail portfolio	2.09%	2.00%	1.85%	9 pbs	24 pbs
Total non-performing portfolio (1)	34,453	41,661	47,277	(17.3%)	(27.1%)
Total portfolio	2,809,173	3,239,317	3,601,298	(13.3%)	(22.0%)
Total non-performing portfolio / Total portfolio	1.23%	1.29%	1.31%	(6)pbs	(9)pbs
Allowances	59,869	68,869	104,149	(13.1%)	(42.5%)
Allowances /Total non-performing portfolio	173.77%	165.31%	220.30%	846 pbs	(4.653)pbs
Quarterly change in Write-offs	9,263	12,422	8,233	(25.4%)	12.5%
Write offs / Total portfolio	0.33%	0.38%	0.23%	(5)pbs	10 pbs
Cost of Risk (CoR)	3.76%	3.95%	3.73%	(19)pbs	3 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 1Q24, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.23%, in line with the good behavior of the commercial portfolio.On the retail portfolio, there is a slight increase in NPL portfolio due to credit cards, but with no significant impact on the NPL ratio.

Coverage ratio (allowances / total non-performing portfolio) increased from 165.31% in 4Q23 to 173.77% in 1Q24.

Cost of risk (loan loss allowances / average total loans) reached 3.76% in 1Q24 compared to 3.95% in 4Q23. The increase is explained by a nominal growth in the total portfolio, with a good behavior and lower charges.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2023	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2024
Other financial assets	2,151	42	-	52	(746)	1,499
Loans and other financing	68,869	3,487	3,033	7,767	(23,287)	59,869
Other debt securities	149	69	-	-	(53)	165
Eventual commitments	9,055	2,014	506	27	(3,348)	8,254
Total allowances	80,224	5,612	3,539	7,846	(27,434)	69,787

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q24 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

19

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Treasury and Government securities	1,127,687	1,479,822	832,259	(23.8%)	35.5%
Treasury and National Government	1,127,687	1,479,822	832,259	(23.8%)	35.5%
National Treasury Public Debt in AR$	896,546	1,136,417	830,436	(21.1%)	8.0%
National Treasury Public Debt in USD	16,345	3,058	46	434.5%	n.m
National Treasury Public Debt in AR$ linked to US dollars	214,797	340,347	1,777	(36.9%)	n.m
Loans to theNon-financial Public Sector	65	220	11	(70.5%)	490.9%
AR$ Subtotal	896,546	1,136,417	830,436	(21.1%)	8.0%
USD Subtotal**	231,141	343,405	1,823	(32.7%)	n.m
Total Public Debt Exposure	1,127,687	1,479,822	832,259	(23.8%)	35.5%
B.C.R.A. Exposure	2,078,468	2,020,632	2,608,597	2.9%	(20.3%)
Instruments	45,562	197,498	2,060,958	(76.9%)	(97.8%)
Leliqs	-	91,708	2,051,393	(100.0%)	(100.0%)
Notaliqs	16,634	105,790	9,565	(84.3%)	73.9%
Lediv***	28,928	-	-	N/A	N/A
Repo / Pases	2,032,906	1,823,134	547,640	11.5%	271.2%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	13.9%	15.9%	9.1%	(202)pbs	482 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

1Q24 total public sector exposure (excluding BCRA) totaled $1.1 trillion, falling 23.8% or $352.1 billion QoQ, and increasing 35.5% or $295.4 billion YoY. The quarterly decrease is explained by a fall in the position of National Treasury bonds linked to the US dollar (Dual Bond maturity), and National Treasury debt in pesos linked to inflation (through the exercise of put options with the BCRA).

Short-term liquidity is mostly allocated in REPO, which increased 11.5% QoQ in real terms. This is explained by the total cancellation of LELIQ by the Central Bank. Total exposure to the BCRA increased 2.9% in 1Q24, mainly due to REPOs, but also due to the position in Bonos Para la Reconstrucción de una Argentina Libre (BOPREAL) bonds.

Exposure to the public sector (excluding BCRA) represents 13.9% of total assets, below the 15.9% in 4Q23 and above the 9.1% in 1Q23.

20

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Total deposits	4,775,475	5,517,980	6,096,737	(13.5%)	(21.7%)
Non-financial Public Sector	161,850	51,602	46,693	213.7%	246.6%
Financial Sector	3,104	3,901	3,992	(20.4%)	(22.2%)
Non-financial private sector and residents abroad	4,610,521	5,462,477	6,046,052	(15.6%)	(23.7%)
Non-financial private sector and residents abroad - AR$	3,223,170	3,553,436	4,781,917	(9.3%)	(32.6%)
Checking accounts	1,273,205	1,384,327	1,248,328	(8.0%)	2.0%
Savings accounts	707,878	898,641	993,005	(21.2%)	(28.7%)
Time deposits	951,349	969,671	1,954,571	(1.9%)	(51.3%)
Investment accounts	269,862	276,144	550,595	(2.3%)	(51.0%)
Other	20,876	24,653	35,418	(15.3%)	(41.1%)
Non-financial private sector and res. abroad - Foreign Currency	1,387,351	1,909,041	1,264,135	(27.3%)	9.7%
Checking accounts	269	983	355	(72.6%)	(24.2%)
Savings accounts	1,241,271	1,709,489	1,136,502	(27.4%)	9.2%
Time deposits	134,936	182,537	115,907	(26.1%)	16.4%
Other	10,875	16,032	11,371	(32.2%)	(4.4%)

% of total portfolio in the private sector in AR$	69.9%	65.1%	79.1%	486 pbs	(918)pbs
% of total portfolio in the private sector in Foregin Currency	30.1%	34.9%	20.9%	(486)pbs	918 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.0%	1.3%	2.4%	(128)pbs	(237)pbs

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
FX rate*	857.4	808.5	209.0	6.1%	310.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1618	1557	1,560	3.9%	3.7%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 1Q24, total deposits reached $4.8 trillion, decreasing 13.5% or $742.5 billion QoQ, and 21.7% or $1.3 trillion YoY.

Private non-financial sector deposits in 1Q24 totaled $4.6 trillion, falling 15.6% QoQ, and 23.7% YoY.

Private non-financial sector deposits in pesos totaled $3.2 trillion, decreasing 9.3% compared to 4Q23, and 32.6% compared to 1Q23. The quarterly change is mainly affected by a 21.2% decline in savings accounts, and an 8.0% fall in checking accounts (especially non-interest bearing checking accounts).

Private non-financial sector deposits in foreign currency expressed in pesos fell 27.3% QoQ and increased 9.7% YoY. This is mainly explained by seasonal factors in 4Q23. Measured in U.S. dollars, these deposits grew 3.8% QoQ, and a 3.7% fall YoY.

21

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Non-financial private sector and residents abroad	4,610,521	5,462,477	6,046,052	(15.6%)	(23.7%)
Sight deposits	3,254,374	4,034,125	3,424,979	(19.3%)	(5.0%)
Checking accounts	1,273,474	1,385,310	1,248,683	(8.1%)	2.0%
Savings accounts	1,949,149	2,608,130	2,129,507	(25.3%)	(8.5%)
Other	31,751	40,685	46,789	(22.0%)	(32.1%)
Time deposits	1,356,147	1,428,352	2,621,073	(5.1%)	(48.3%)
Time deposits	1,086,285	1,152,208	2,070,478	(5.7%)	(47.5%)
Investment accounts	269,862	276,144	550,595	(2.3%)	(51.0%)

% of sight deposits over total private deposits	71.6%	74.1%	57.0%	(251)pbs	1.459 pbs
% of time deposits over total private deposits	28.4%	25.9%	43.0%	251 pbs	(1.459)pbs

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 22.3%, 44.0% and 28.0% respectively.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Sight deposits	3,254,374	2,660,650	883,030	22.3%	268.5%
Time deposits	1,356,147	942,050	675,766	44.0%	100.7%
Total deposits	4,610,521	3,602,700	1,571,863	28.0%	193.3%

As of 1Q24, the Bank’s transactional deposits (checking accounts and savings accounts) represented 67.5% of total non-financial private deposits, totaling $3.2 trillion, versus 72.4% in 4Q23.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Private sector Deposits - Consolidated*	7.37%	6.79%	6.83%	58 pbs	54 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Other sources of funds	2,132,089	2,194,234	1,829,420	(2.8%)	16.5%
Central Bank	105	166	301	(36.7%)	(65.1%)
Banks and international organizations	898	4,051	3,072	(77.8%)	(70.8%)
Financing received from local financial institutions	20,380	38,525	68,212	(47.1%)	(70.1%)
Corporate bonds	12,297	19,433	-	(36.7%)	N/A
Equity	2,098,409	2,132,059	1,757,835	(1.6%)	19.4%
22

In 1Q24, other sources of funds totaled $2.1 trillion, decreasing 2.8% or $62.1 billion QoQ, and increased 16.5% or $302.7 billion YoY.

The variation in the quarter is mostly explained by the 1.6% decrease in equity, followed by a 47.1% fall in financing received from local financial institutions taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Total liquid assets	4,390,576	5,030,988	4,797,801	(12.7%)	(8.5%)
Cash and deposits in banks	1,272,944	1,732,960	1,451,088	(26.5%)	(12.3%)
Debt securities at fair value through P&L	226,738	339,531	109,831	(33.2%)	106.4%
Government securities	226,738	339,531	33,058	(33.2%)	n.m
Liquidity bills of B. C. R. A.	-	-	76,773	N/A	(100.0%)
Net REPO transactions	2,032,906	1,823,133	547,637	11.5%	271.2%
Other debt securities	857,988	1,135,364	2,689,245	(24.4%)	(68.1%)
Government securities	841,354	937,867	705,071	(10.3%)	19.3%
Liquidity bills of B. C. R. A.	-	91,708	1,974,609	(100.0%)	(100.0%)
Internal bills of B.C.R.A.	16,634	105,789	9,565	(84.3%)	73.9%

Liquid assets / Total Deposits	91.9%	91.2%	78.7%	77 bps	1,325 bps

In 1Q24, liquid assets were $4.4 trillion, falling 12.7% or $640.4 billion versus 4Q23, and 8.5% or $407.2 billion compared to 1Q23. This was mainly driven by a decrease in cash and deposits in banks, and of public securities (LELIQ).

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 91.9%. Liquidity ratio in local and foreign currency reached 91.1% and 93.7% respectively.

23

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Minimum capital requirement	429,809	510,426	473,407	(15.8%)	(9.2%)
Credit risk	287,383	336,740	335,078	(14.7%)	(14.2%)
Market risk	2,013	9,913	5,554	(79.7%)	(63.8%)
Operational risk	140,413	137,230	132,775	2.3%	5.8%

Integrated Capital - RPC (1)*	1,874,075	1,942,276	1,616,560	(3.5%)	15.9%
Ordinary Capital Level 1 ( COn1)	2,071,725	2,087,252	1,764,899	(0.7%)	17.4%
Deductible items COn1	(197,650)	(144,976)	(172,446)	(36.3%)	(14.6%)
Additional Capital Level 2 (COn2)	-	-	24,106	N/A	(100.0%)

Excess Capital
Integration excess	1,444,266	1,431,851	1,143,152	0.9%	26.3%
Excess as % of minimum capital requirement	336.0%	280.5%	241.5%	5,550 bps	9,455 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	5,267,978	5,925,939	5,795,597	(11.1%)	(9.1%)

Regulatory Capital Ratio (1)/(2)	35.6%	32.8%	27.9%	280 pbs	768 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	35.6%	32.8%	27.5%	280 pbs	810 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 1Q24. Capital ratio reached 35.6%, above 4Q23’s 32.8%. Capital excess over regulatory requirement was $1.4 trillion or 336.0%.

Growth in the ratio was mainly driven by a fall in risk weighted assets.

24

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
FBA Renta Pesos	1,406,187	1,872,107	1,940,556	(24.9%)	(27.5%)
FBA Renta Fija Plus	25,240	30,872	12,160	(18.2%)	107.6%
FBA Ahorro Pesos	20,578	24,118	11,434	(14.7%)	80.0%
FBA Horizonte	8,605	6,048	30,316	42.3%	(71.6%)
FBA Calificado	14,998	7,389	23,598	103.0%	(36.4%)
FBA Acciones Argentinas	5,318	6,539	4,852	(18.7%)	9.6%
FBA Acciones Latinoamericanas	3,164	3,025	3,157	4.6%	0.2%
FBA Bonos Argentina	2,682	1,830	4,329	46.6%	(38.0%)
FBA Bonos Globales	1,999	846	1,761	136.3%	13.5%
FBA Renta Mixta	1,080	735	1,466	46.9%	(26.3%)
FBA Gestión I	70	99	182	(29.3%)	(61.5%)
FBA Horizonte Plus	16	24	101	(33.3%)	(84.2%)
FBA Retorno Total I	10	20	78	(50.0%)	(87.2%)
FBA Renta Publica I	10	17	43	(41.2%)	(76.7%)
FBA Renta Fija Local	4	6	12	(33.3%)	(66.7%)
Total assets	1,489,961	1,953,675	2,034,045	(23.7%)	(26.7%)

AMASAU Net Income	1,356	448	3,993	202.7%	(66.0%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Mutual funds	4.72%	4.78%	6.15%	(6)bps	(137)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

25

Other Events

Main Relevant Events

•	Call to the Annual Shareholders’ Meeting. As of March 19, 2024, the Board has decided to call the Annual Ordinary and Extraordinary General Shareholders' Meeting for April 26, 2024. For further information click here,

•        20-F Annual Report. As of April 17, 2024, has filed with the U.S. Securities and Exchange Commission the Annual Report on Form 20-F as of and for the year ended December 31st 2023. For more information click here.

•	Dividend distrubution proposal. As of April 23, 2024, the Board of Directors has resolved to propose, to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 26th 2024: the partial write-off of the optional reserve for future distribution of results in the sum - expressed in homogeneous currency as of December 31, 2023 - of up to $ 264.2 billion, for the payment of a dividend in cash and/or in kind, or in any combination of both, subject to prior authorization from the BCRA. This sum amounts in homogeneous currency as of today to $400.6 billion based on the consumer price index for the month of March published by the INDEC. For more information click here
•	C-level changes. As of April 24, 2024, the Board of Directors, in its meeting following the shareholders' meeting held today, accepted the resignation presented by Mr. Martín Ezequiel Zarich to the position of General Manager, for personal reasons, as of May 1, 2024. Mr. Jorge Alberto Bledel was appointed to replace him ad-referendum of the approval by the Central Bank of the Argentine Republic. In addition, it was resolved to replace Mr. Gustavo O. Fernández, Director of Talent and Culture, for Ms. Vanesa E. Bories. For more information click here.
•	Dividend distribution approval. As of May 7, 2024, the BCRA’s Superintendence of Exchange Institutions has resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in kind for a total amount of $264.2 billion (expressed in homogeneous currency as of December 31, 2023). In accordance with the provisions of Communication “A” 7997 of the BCRA, “nonresident” shareholders may choose to collect dividends – totally or partially – in a single installment as long as these funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL). Those BOPREAL will be subject to the restrictions on transfer or sale with settlement in foreign currency established by the applicable regulations. For more information click here.
•	Installment 1 and dividend payment schedule. As of May 7, 2024, as resolved by the General Ordinary and Extraordinary Shareholders ̓Meeting held on April 26, 2024, the authorization of the BCRA Financial and Exchange Entities Authority obtained on May 3, 2024 and the Board of Directors meeting held on May 6, 2024, approved the payment of a dividend in the amount of $ 264.2 billion expressed in homogeneous currency as of December 31, 2023. That amount in homogeneous currency as of this relevant event is $400.6 billion. Dividends would be paid as follows: Non-resident shareholders may choose to receive their dividends in a single installment for the purposes of being applied to the subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL). The BCRA has
26

invited to tender for BOPREAL - Series 3, the terms and conditions of which are detailed in Communication “B”12795, which is available at www.bcra.gob.ar. The BOPREAL will be subject to the restrictions on transfer or sale with settlement in foreign currency established in Communication “A” 7997 of the BCRA. In case of oversubscription it will be awarded by proration.

If they do not opt to subscribe to BOPREAL, payment to non-resident shareholders will be made in pesos unless they express their intention to receive payment by delivering a National Treasury Bond in pesos adjusted by CER 4.25% due 13 December 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0) in installments, according to the schedule detailed below.

Payment to resident shareholders will be made in pesos, unless they express their intention to receive Payment in Kind. Resident shareholders are not authorized to subscribe to BOPREAL (Communication “A” 7997).

Payment in BOPREAL will be made on the settlement date of the tender carried out by the BCRA. The Payment in Bonds and the Payment in Pesos will be made in 3 installments, on May 14, June 11 and July 11, according to the payment notice published with each installment.

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019. From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the periods 2022 and 2023 of those Shareholders who have been reached by the referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966. The withholdings of the Tax for an Inclusive and Solidarity Argentina (COUNTRY) provided by Decree 385/2024 will apply to the Payment in BOPREAL.

In this sense, Installment 1 will be made available and paid for the sum of $133.5 billion (that is, $ 217.9535538036 per share that represents 21,795.35538036% of the share capital of $612.7 million) to its existing shareholders in the Bank's share registry as of May 9, 2024 (Cut-off date). For more information click here.

27

SMEs Productive investment financing credit lines – March 2024

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023, 2023/2024 and MiPyME Mínimo Quotas, pursuant to the following conditions:

Account	2022/2023 Quota	2023 Quota	2023/2024 Quota	MiPyME Mínimo Quota
Applicable law	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848	“A” 7983
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	1.10.2022 - 31.03.2023	1.04.2023 - 30.09.2023	1.10.2023 - 31.03.2024	As of 1.04.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.	Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.	The interest rate that is freely arranged between parts.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of March 31, 2024, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated (1)	Simple Average of Daily balances (1)	Disbursed amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	129,484,282	220,930,680
MiPyME Mínimo Quota	(*)	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

28

Main Regulatory Changes

Cease of REPO transactions (Communication “A” 7977, 03.11. 2024). As of March 18, REPOs with the BCRA by Investment Funds are no longer available.

De-regulation of time deposit rates (Communication “A” 7978, 03.11.2024). As of March 12, 2024, the BCRA stated that rates on time deposits will be freely set.

Changes in Monetary Policy Rate (Press release, 03.11.2024). As of March 12, 2024, the monetary policy rate is 80% APR (previously 100% APR).

MiPyME Mínimo Quota (Communication “A” 7983 – 03.21.2024). As of April 1, 2024, the MiPyME Minimo quota will be applicable, a simplified incentive scheme to encourage credit assistance based on reserve requirement reduction, which replaces the LIP quota. Financial institutions will only be benefited from reserve requirement reductions related to SME’s credits with the condition that the average balance of these financings is at least 7.5% of its deposits to the private non-financial sector in pesos, and that at least 30% of the amount is used in investment projects of at least 24 months of average duration. Applicable rates will be freely set between parties. Additionally, there is a new incentive to encourage long term loans. Financing to investment projects of SME’s that are granted for at least 36 months of average duration will enable the financial institution to reduce an additional 40% of the credit amount from its reserve requirement.

Dividend distribution (Communication “A” 7984, 03.22.2024). Up to December 31, 2024, financial institutions with the proper BCRA authorization, will be able to distribute dividends in 6 equal, monthly and consecutive installments for up to 60% of the amount corresponding pursuant to “Dividend distribution” regulation. The calculation and payments must be in uniform currency of the date of the Shareholders’ Meeting and the day of each payment. For non-resident shareholders, total or partial payment is available in one installment through BOPREAL: (i) They can only be transferred abroad or sold in foreign currency in thirds, (ii) can be applied freely and totally to other transactions, (iii) excluded from the foreign currency monetary position (iv) BOPREAL can be subscribed for the amount of dividends pending to non-resident shareholders (up to the amount agreed by the Shareholders’ meeting), (v) BOPREAL can be subscribed by non-resident shareholders for dividends paid in pesos and not transferred abroad (up to the amount of dividends paid as of September 1, 2019 determined by the Shareholders’ meeting and adjusted by the consumer price index as of the day of subscription).

Changes in Monetary Policy Rate (Press release, 04.11.2024). As of April 12, 2024, the monetary policy rate is 70% APR (previously 80% APR).

Minimum reserve requirements (Communication “A” 7988, 04.11.2024). The BCRA modifies minimum reserve requirement regulation. As of April 15, rates applicable to sight deposits in pesos in money market funds, will be 10% (previously 0%).

Changes in Monetary Policy Rate (Press release, 04.25.2024). As of April 25, 2024, the monetary policy rate is 60% APR (previously 70% APR).

Changes in Monetary Policy Rate (Press release, 05.02.2024). As of May 2, 2024, the monetary policy rate is 50% APR (previously 60% APR).

Dividend distribution. Global net position in foreign currency. (Communication “A” 7997, 04.30.2024). Financial institutions that have decided to distribute

29

dividends pursuant to Communication “A” 7984, will be allowed to do it in 3 equal, monthly and consecutive installments for up to the amount that corresponds according to said communication. Financial institutions must give the option to each non-resident shareholder of receiving their dividends- totally or partially – in only one installment in cash as long as those funds are directly applied to the primary subscription of BOPREAL according to the current FX regulations. The eventual position in foreign currency that financial institutions might have for the subscription of BOPREAL, until the payment to shareholders, will be excluded from its limit of foreign exchange position.

Minimum reserve requirement (Communication “A” 8000, 05.03.2024). The BCRA decided to increase the following reserve requirement coefficients as of May 15, 2024. Collateralized loans in pesos: up to 29 days of residual term: 15%, and, as of 30 days of residual term: 10%. Sight deposits in pesos in position of money market funds: 15%.

PAIS tax. (Decree 385/2024 – 05.06.2024 + AFIP 5509/2024, 05.09.2024). It is extended to a 17.5% rate for (i) the acquisition of bills and foreign Exchange currency for dividend distribution and (ii) BOPREAL subscription for dividend distributions.

Changes in Monetary Policy Rate (Press release, 05.02.2024). As of May 2, 2024, the monetary policy rate is 40% APR (previously 50% APR).

30

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

31

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

32

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Assets
Cash and deposits in banks	1,272,944	1,732,960	1,451,088	(26.5%)	(12.3%)
Cash	722,438	1,102,701	465,664	(34.5%)	55.1%
Financial institutions and correspondents	550,506	630,259	984,849	(12.7%)	(44.1%)
BCRA	465,585	545,617	948,363	(14.7%)	(50.9%)
Other local and foreign financial institutions	84,921	84,642	36,486	0.3%	132.7%
Other	-	-	575	N/A	(100.0%)
Debt securities at fair value through profit or loss	228,613	342,791	109,831	(33.3%)	108.1%
Derivatives	12,036	15,165	4,367	(20.6%)	175.6%
Repo transactions	2,032,906	1,823,133	547,637	11.5%	271.2%
Other financial assets	102,522	138,148	150,717	(25.8%)	(32.0%)
Loans and other financing	2,610,646	2,995,284	3,311,868	(12.8%)	(21.2%)
Non-financial public sector	65	220	11	(70.5%)	490.9%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	17,065	23,428	20,481	(27.2%)	(16.7%)
Non-financial private sector and residents abroad	2,593,516	2,971,636	3,291,376	(12.7%)	(21.2%)
Other debt securities	875,623	1,148,948	2,707,850	(23.8%)	(67.7%)
Financial assets pledged as collateral	266,170	396,695	206,053	(32.9%)	29.2%
Current income tax assets	204	243	297	(16.0%)	(31.3%)
Investments in equity instruments	7,767	7,901	4,711	(1.7%)	64.9%
Investments in subsidiaries and associates	15,864	18,750	17,792	(15.4%)	(10.8%)
Property and equipment	465,650	452,163	450,531	3.0%	3.4%
Intangible assets	50,912	50,244	45,166	1.3%	12.7%
Deferred income tax assets	30,446	4,315	5,966	n.m	410.3%
Other non-financial assets	130,902	158,058	137,874	(17.2%)	(5.1%)
Non-current assets held for sale	1,292	1,292	1,253	-	3.1%
Total Assets	8,104,497	9,286,090	9,153,001	(12.7%)	(11.5%)
Liabilities
Deposits	4,775,475	5,517,980	6,096,737	(13.5%)	(21.7%)
Non-financial public sector	161,850	51,602	46,693	213.7%	246.6%
Financial sector	3,104	3,901	3,992	(20.4%)	(22.2%)
Non-financial private sector and residents abroad	4,610,521	5,462,477	6,046,052	(15.6%)	(23.7%)
Liabilities at fair value through profit or loss	8,015	15,663	-	(48.8%)	N/A
Derivatives	3,998	3,253	2,020	22.9%	97.9%
Other financial liabilities	540,702	679,657	514,740	(20.4%)	5.0%
Financing received from the B.C.R.A. and other financial institutions	21,383	42,742	71,585	(50.0%)	(70.1%)
Corporate bonds issued	12,297	19,433	-	(36.7%)	N/A
Current income tax liabilities	191,784	291,367	61,954	(34.2%)	209.6%
Provisions	52,056	31,422	38,414	65.7%	35.5%
Deferred income tax liabilities	-	35,504	21,995	(100.0%)	(100.0%)
Other non-financial liabilities	373,953	489,766	562,246	(23.6%)	(33.5%)
Total Liabilities	5,979,663	7,126,787	7,369,691	(16.1%)	(18.9%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	626,238	626,238	626,238	-	-
Reserves	985,773	985,773	826,100	-	19.3%
Retained earnings	249,481	-	277,751	N/A	(10.2%)
Other accumulated comprehensive income	194,782	263,209	(37,904)	(26.0%)	n.m
Income for the period	34,777	249,481	58,292	(86.1%)	(40.3%)
Equity attributable to owners of the Parent	2,098,409	2,132,059	1,757,835	(1.6%)	19.4%
Equity attributable to non-controlling interests	26,425	27,244	25,475	(3.0%)	3.7%
Total Equity	2,124,834	2,159,303	1,783,310	(1.6%)	19.2%
Total Liabilities and Equity	8,104,497	9,286,090	9,153,001	(12.7%)	(11.5%)
33

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q24	4Q23	3Q23	2Q23	1Q23
Assets
Cash and deposits in banks	1,272,944	1,732,960	1,111,751	1,330,499	1,451,088
Cash	722,438	1,102,701	586,293	442,109	465,664
Financial institutions and correspondents	550,506	630,259	525,045	734,102	984,849
B.C.R.A	465,585	545,617	482,664	705,910	948,363
Other local and foreign financial institutions	84,921	84,642	42,381	28,192	36,486
Other	-	-	413	154,288	575
Debt securities at fair value through profit or loss	228,613	342,791	249,730	251,388	109,831
Derivatives	12,036	15,165	29,988	10,215	4,367
Repo transactions	2,032,906	1,823,133	708,331	550,653	547,637
Other financial assets	102,522	138,148	202,272	284,137	150,717
Loans and other financing	2,610,646	2,995,284	3,143,792	3,296,725	3,311,868
Non-financial public sector	65	220	130	12	11
B.C.R.A	-	-	-	-	-
Other financial institutions	17,065	23,428	10,529	22,188	20,481
Non-financial private sector and residents abroad	2,593,516	2,971,636	3,133,133	3,274,525	3,291,376
Other debt securities	875,623	1,148,948	2,565,106	3,185,364	2,707,850
Financial assets pledged as collateral	266,170	396,695	336,633	249,190	206,053
Current income tax assets	204	243	284	252	297
Investments in equity instruments	7,767	7,901	6,913	7,282	4,711
Investments in subsidiaries and associates	15,864	18,750	17,373	17,333	17,792
Property and equipment	465,650	452,163	447,132	447,289	450,531
Intangible assets	50,912	50,244	47,979	46,188	45,166
Deferred income tax assets	30,446	4,315	5,280	5,878	5,966
Other non-financial assets	130,902	158,058	148,655	134,554	137,874
Non-current assets held for sale	1,292	1,292	1,253	1,253	1,253
Total Assets	8,104,497	9,286,090	9,022,472	9,818,200	9,153,001
Liabilities
Deposits	4,775,475	5,517,980	6,028,636	6,297,462	6,096,737
Non-financial public sector	161,850	51,602	48,480	34,485	46,693
Financial sector	3,104	3,901	2,990	5,927	3,992
Non-financial private sector and residents abroad	4,610,521	5,462,477	5,977,166	6,257,050	6,046,052
Liabilities at fair value through profit or loss	8,015	15,663	202	-	-
Derivatives	3,998	3,253	5,403	1,479	2,020
Other financial liabilities	540,702	679,657	488,902	872,877	514,740
Financing received from the B.C.R.A. and other financial institutions	21,383	42,742	54,578	86,834	71,585
Corporate bonds issued	12,297	19,433	-	-	-
Current income tax liabilities	191,784	291,367	50,008	85,986	61,954
Provisions	52,056	31,422	24,862	36,738	38,414
Deferred income tax liabilities	-	35,504	64,043	44,952	21,995
Other non-financial liabilities	373,953	489,766	528,758	615,126	562,246
Total Liabilities	5,979,663	7,126,787	7,245,392	8,041,454	7,369,691
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	626,238	626,238	626,238	626,238	626,238
Reserves	985,773	985,773	985,773	985,773	826,100
Retained earnings	249,481	-	-	-	277,751
Other accumulated comprehensive income	194,782	263,209	(44,105)	(21,529)	(37,904)
Income for the period	34,777	249,481	174,862	152,479	58,292
Equity attributable to owners of the Parent	2,098,409	2,132,059	1,750,126	1,750,319	1,757,835
Equity attributable to non-controlling interests	26,425	27,244	26,954	26,427	25,475
Total Equity	2,124,834	2,159,303	1,777,080	1,776,746	1,783,310
Total Liabilities and Equity	8,104,497	9,286,090	9,022,472	9,818,200	9,153,001

34

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Assets
Cash and deposits in banks	1,171,919	1,632,542	1,166,708	(28.2%)	0.4%
Debt securities at fair value through profit or loss	216,467	341,452	609	(36.6%)	n.m
Other financial assets	36,310	58,038	37,961	(37.4%)	(4.3%)
Loans and other financing	356,372	298,631	164,157	19.3%	117.1%
Other financial institutions	4	6	4	(33.3%)	-
Non-financial private sector and residents abroad	356,364	298,622	164,153	19.3%	117.1%
Other debt securities	72,064	112,306	22,946	(35.8%)	214.1%
Financial assets pledged as collateral	55,204	64,315	19,855	(14.2%)	178.0%
Investments in equity instruments	538	655	295	(17.9%)	82.4%
Total foreign currency assets	1,908,874	2,507,939	1,412,531	(23.9%)	35.1%
Liabilities
Deposits	1,542,798	1,943,560	1,295,165	(20.6%)	19.1%
Non-Financial Public Sector	154,723	33,560	30,498	361.0%	407.3%
Financial Sector	724	958	473	(24.4%)	53.1%
Non-financial private sector and residents abroad	1,387,351	1,909,042	1,264,194	(27.3%)	9.7%
Other financial liabilities	121,484	121,191	94,139	0.2%	29.0%
Financing received from the B.C.R.A. and other financial institutions	1,188	4,729	5,213	(74.9%)	(77.2%)
Other non financial liabilities	69,185	93,842	63,412	(26.3%)	9.1%
Total foreign currency liabilities	1,734,655	2,163,322	1,457,929	(19.8%)	19.0%

Foreign Currency Net Position - AR$	174,219	344,617	(45,398)	(49.4%)	483.8%

Foreign Currency Net Position - USD	203	426	(217)	(52.3%)	193.5%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.
35

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q24	4Q23	1Q23	QoQ	YoY
Interest income	1,276,536	1,333,722	966,560	(4.3%)	32.1%
Interest expense	(488,768)	(582,106)	(457,720)	16.0%	(6.8%)
Net interest income	787,768	751,616	508,840	4.8%	54.8%
Fee income	91,087	107,271	85,246	(15.1%)	6.9%
Fee expenses	(40,583)	(53,297)	(41,313)	23.9%	1.8%
Net fee income	50,504	53,974	43,933	(6.4%)	15.0%
Net income from financial instruments at fair value through P&L	27,871	(105,662)	27,065	126.4%	3.0%
Net loss from write-down of assets at amortized cost and fair value through OCI	62,924	44,764	149	40.6%	n.m
Foreign exchange and gold gains	10,230	299,382	4,091	(96.6%)	150.1%
Other operating income	28,384	32,898	21,301	(13.7%)	33.3%
Loan loss allowances	(26,880)	(31,380)	(31,719)	14.3%	15.3%
Net operating income	940,801	1,045,592	573,660	(10.0%)	64.0%
Personnel benefits	(89,808)	(101,160)	(85,535)	11.2%	(5.0%)
Administrative expenses	(103,265)	(77,567)	(93,009)	(33.1%)	(11.0%)
Depreciation and amortization	(10,280)	(11,440)	(10,939)	10.1%	6.0%
Other operating expenses	(106,264)	(130,761)	(78,704)	18.7%	(35.0%)
Operating expenses	(309,617)	(320,928)	(268,187)	3.5%	(15.4%)
Operating income	631,184	724,664	305,473	(12.9%)	106.6%
Income from associates and joint ventures	(2,885)	87	(233)	n.m	n.m
Income from net monetary position	(570,232)	(539,015)	(220,293)	(5.8%)	(158.9%)
Income before income tax	58,067	185,736	84,947	(68.7%)	(31.6%)
Income tax	(23,916)	(112,022)	(26,692)	78.7%	10.4%
Income for the period	34,151	73,714	58,255	(53.7%)	(41.4%)
Owners of the parent	34,777	74,619	58,292	(53.4%)	(40.3%)
Non-controlling interests	(626)	(905)	(37)	30.8%	n.m

Other comprehensive Income (1)	(68,619)	308,403	(2,499)	(122.2%)	n.m
Total comprehensive income	(34,468)	382,117	55,756	(109.0%)	(161.8%)
(1) Net of Income Tax.

36

Income Statement – 3 month accumulated

INCOME STATEMENT - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Interest income	1,276,536	966,560	32.1%
Interest expense	(488,768)	(457,720)	(6.8%)
Net interest income	787,768	508,840	54.8%
Fee income	91,087	85,246	6.9%
Fee expenses	(40,583)	(41,313)	1.8%
Net fee income	50,504	43,933	15.0%
Net income from financial instruments at fair value through P&L	27,871	27,065	3.0%
Net loss from write-down of assets at amortized cost and fair value through OCI	62,924	149	n.m
Foreign exchange and gold gains	10,230	4,091	150.1%
Other operating income	28,384	21,301	33.3%
Loan loss allowances	(26,880)	(31,719)	15.3%
Net operating income	940,801	573,660	64.0%
Personnel benefits	(89,808)	(85,535)	(5.0%)
Administrative expenses	(103,265)	(93,009)	(11.0%)
Depreciation and amortization	(10,280)	(10,939)	6.0%
Other operating expenses	(106,264)	(78,704)	(35.0%)
Operating expenses	(309,617)	(268,187)	(15.4%)
Operating income	631,184	305,473	106.6%
Income from associates and joint ventures	(2,885)	(233)	n.m
Income from net monetary position	(570,232)	(220,293)	(158.9%)
Income before income tax	58,067	84,947	(31.6%)
Income tax	(23,916)	(26,692)	10.4%
Income for the period	34,151	58,255	(41.4%)
Owners of the parent	34,777	58,292	(40.3%)
Non-controlling interests	(626)	(37)	n.m

Other comprehensive Income (OCI) (1)	(68,619)	(2,499)	n.m
Total comprehensive income	(34,468)	55,756	(161.8%)
(1) Net of Income Tax.
37

Income Statement – 5 quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q24	4Q23	3Q23	2Q23	1Q23
Interest income	1,276,536	1,333,722	1,364,045	1,163,229	966,560
Interest expense	(488,768)	(582,106)	(735,968)	(581,947)	(457,720)
Net interest income	787,768	751,616	628,077	581,282	508,840
Fee income	91,087	107,271	90,312	103,499	85,246
Fee expenses	(40,583)	(53,297)	(50,894)	(30,137)	(41,313)
Net fee income	50,504	53,974	39,418	73,362	43,933
Net income from financial instruments at fair value through P&L	27,871	(105,662)	18,993	23,232	27,065
Net loss from write-down of assets at amortized cost and fair value through OCI	62,924	44,764	9,455	7,176	149
Foreign exchange and gold gains	10,230	299,382	4,975	10,125	4,091
Other operating income	28,384	32,898	24,761	23,001	21,301
Loan loss allowances	(26,880)	(31,380)	(17,939)	(34,773)	(31,719)
Net operating income	940,801	1,045,592	707,740	683,405	573,660
Personnel benefits	(89,808)	(101,160)	(98,583)	(90,898)	(85,535)
Administrative expenses	(103,265)	(77,567)	(110,039)	(97,628)	(93,009)
Depreciation and amortization	(10,280)	(11,440)	(10,158)	(10,944)	(10,939)
Other operating expenses	(106,264)	(130,761)	(100,112)	(91,166)	(78,704)
Operating expenses	(309,617)	(320,928)	(318,892)	(290,636)	(268,187)
Operating income	631,184	724,664	388,848	392,769	305,473
Income from associates and joint ventures	(2,885)	87	42	1,858	(233)
Income from net monetary position	(570,232)	(539,015)	(353,444)	(242,819)	(220,293)
Income before income tax	58,067	185,736	35,446	151,808	84,947
Income tax	(23,916)	(112,022)	(12,470)	(56,670)	(26,692)
Income for the period	34,151	73,714	22,976	95,138	58,255
Owners of the parent	34,777	74,619	22,383	94,187	58,292
Non-controlling interests	(626)	(905)	593	951	(37)

Other comprehensive Income (OCI)(1)	(68,619)	308,403	(22,642)	16,376	(2,499)
Total comprehensive income	(34,468)	382,117	334	111,514	55,756
(1) Net of Income Tax.
38

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Profitability
Efficiency Ratio	65.4%	46.4%	62.4%	1,901 bps	300 bps
ROA	1.6%	3.2%	2.6%	(163)bps	(100)bps
ROE	6.6%	15.3%	13.7%	(866)bps	(711)bps
Liquidity
Liquid assets / Total Deposits	91.9%	91.2%	78.7%	73 bps	1,320 bps
Capital
Regulatory Capital Ratio	35.57%	32.78%	27.89%	280 bps	768 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	35.57%	32.78%	27.89%	280 bps	768 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.23%	1.29%	1.31%	(6)bps	(8)bps
Allowances /Total non-performing portfolio	173.77%	165.31%	220.30%	846 bps	(4,653)bps
Cost of Risk	3.76%	3.95%	3.73%	(19)bps	3 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q24	4Q23	1Q23	QoQ	YoY
Profitability
Efficiency Ratio	65.4%	58.6%	62.4%	681 bps	300 bps
ROA	1.6%	2.7%	2.6%	(109)bps	(100)bps
ROE	6.6%	13.0%	13.7%	(642)bps	(711)bps
Liquidity
Liquid assets / Total Deposits	91.9%	91.2%	78.7%	73 bps	1,320 bps
Capital
Regulatory Capital Ratio	35.6%	32.8%	27.9%	280 bps	768 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	35.6%	32.8%	27.9%	280 bps	768 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.23%	1.29%	1.31%	(6)bps	(8)bps
Allowances /Total non-performing portfolio	173.77%	165.31%	220.30%	846 bps	(4,653)bps
Cost of Risk	3.76%	3.68%	3.73%	8 bps	3 bps
39

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 22, 2024	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer